Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three Months Ended March 31, 2022 and 2021
(in millions, except per share data)

	Three Months Ended March 31,
	2022	2021
Basic:

Net income	$14.5	$39.3
Weighted average number of common shares during the period	41.9	41.9

Net income per share – basic	$0.35	$0.94

Diluted:

Net income	$14.5	$39.3
Weighted average number of common shares during the period	41.9	41.9
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	0.1	0.1
Common stock units related to deferred compensation for employees	—	—
Restricted common stock units related to incentive compensation	0.1	0.1
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42.1	42.1

Net income per share – diluted	$0.35	$0.93